EXHIBIT 1

IDENTIFICATION OF MEMBER OF THE GROUP

     Nextel Communications, Inc. and Unrestricted Subsidiary Funding Company, a wholly owned subsidiary of Nextel Communications, Inc, are filing this statement on Schedule 13G as a group. Nextel Communications, Inc. and Unrestricted Subsidiary Funding Company are the holders of record of the Common Stock referenced by the Schedule 13G to which this Identification is annexed as Exhibit 1.

(Page 7 of 8)